

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2020

Rogerio Vivaldi Coelho, M.D.
Sigilon Therapeutics, Inc.
100 Binney Street, Suite 600
Cambridge, MA 02142

      Re: **Sigilon Therapeutics, Inc.**
              Draft Registration Statement on Form S-1
              Exhibit Nos. 10.2, 10.3, 10.4, 10.5 and 10.6
              Submitted August 21, 2020
              File No. 377-03443

Dear Dr. Coelho:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                        Sincerely,

                        Division of Corporation Finance